UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

AEGIS COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00760B105

(CUSIP Number)

Uday Gujadhur

World Focus

10, Frere Felix de Valois Street

Port Louis, Mauritius

(230) 202-3000

(Name, Address and Telephone Number of Person Authorized Receive Notices and Communications)

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 00760B105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON World Focus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 414,358,628
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 414,358,628
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,358,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8001 Bent Branch Drive, Irving, Texas 75063.

Item 2.	Identity and Background.

This Statement is being filed by World Focus (“World Focus” and the “Reporting Person”).

World Focus is a private company limited by shares organized under the laws of Mauritius and majority owned by the Ruia family of Mumbai, India. The address of the principal office of World Focus is 10 Frere Felix De Valois Street, Port Louis, Mauritius. The principal business activity of World Focus is building its business process outsourcing business through strategic mergers and acquisitions.

Set forth on Schedule A-1 to this Statement, and incorporated herein by reference, is the address of the sole director of the Reporting Person that contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment; and (iv) citizenship.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the person named on Schedule A-1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

World Focus purchased 414,358,628 shares of Common Stock (the “Shares”) from its affiliate Essar Global Limited (“Essar”) for a purchase price of approximately $23,652,129. As consideration for the purchase price, World Focus cancelled a portion of Essar’s outstanding indebtedness to World Focus in the amount of $23,652,129, which indebtedness stemmed from a previous loan from World Focus to Essar.

Item 4.	Purpose of Transaction.

World Focus purchased the securities covered by this Statement in order to acquire an interest in the Company for investment purposes. World Focus intends to continuously review its ownership interest in the Company. Depending on further evaluations of the business prospects of the Company and other developments (including, but not limited to, general economic, business and stock market conditions), World Focus may (i) retain or dispose of any shares of the Common Stock and or/debt securities of the Company beneficially owned by it in privately negotiated, open market or other transactions, subject to applicable legal and contractual restrictions, or (ii) acquire or dispose of any other securities of the Company, subject to applicable legal and contractual restrictions.

In addition to the foregoing, the matters set forth in Items 5 and 6 below are incorporated by reference in this Item 4 as if fully set forth herein. Except as set forth in this Item 4 (including the matters described in Items 5 and 6 which are incorporated herein by reference), the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) On September 28, 2005, World Focus acquired 414,358,628 shares of the Company’s Common Stock. Based on the 660,053,022 shares of Common Stock issued and outstanding as of September 28, 2005, World Focus beneficially owns approximately 62.8% of the outstanding Common Stock. World Focus has the sole power to vote and the sole power to dispose of all shares of the Common Stock beneficially owned by it.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by World Focus.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Statement is incorporated herein by reference.

In connection its initial acquisition of the Shares, Essar entered into a Stockholders Agreement (the “Stockholders Agreement”), dated November 5, 2003, by and among the Company, and the Questor Parties, Thayer Equity Investors III, L.P., TC Co-Investors, LLC, (each an “Existing Stockholder” and collectively with Essar and Deutsche Bank, the “Majority Stockholders”) and Deutsche Bank, acting through its London Branch and DB Advisors, (collectively with Essar, the “New Stockholders”). Pursuant to the Stockholders Agreement each of the Majority Stockholders agreed to vote all of its shares of Common Stock and other voting securities of the Company in favor of certain designees of Essar and Deutsche Bank for election to the Board of Directors and have agreed to certain restrictions on the sale of such shares. Subsequently, pursuant a Put & Call Option Agreement (the “Put and Call Option Agreement”) between Deutsche Bank and Essar, Deutsche Bank assigned to Essar its right to designate three directors pursuant to the Stockholders Agreement. Under the Stockholders Agreement and the Put and Call Option Agreement, Essar has the right to designate six of the ten directors on the board of directors of the Company. The Stockholders Agreement and Put and Call Option Agreement are attached as exhibits hereto and incorporated by reference herein.

In connection with its purchase of all of Essar’s Shares of the Company, World Focus entered into Assignment and Assumption Agreements under the Stockholders Agreement and Put and Call Option Agreement, pursuant to which Essar assigned to World Focus its right to designate directors to the board of directors of the Company. Those Assignment and Assumption Agreements are attached as exhibits hereto and incorporated by reference herein. Under those assignments, and as a result of the voting and other agreements set forth in the Stockholders Agreement, the Reporting Person may be deemed to beneficially own the shares of stock or similar securities of the Company or any securities convertible or exchangeable into or for any such stock or similar securities, or any securities carrying any warrant or right to subscribe to or purchase any such stock or similar securities, or any such warrant or right (the “Equity Securities”) held by the Majority Stockholders other than the Reporting Person. The Reporting Person disclaims beneficial ownership of those Equity Securities held by those Majority Stockholders other than the Reporting Person.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 2:	Put and Call Option Agreement, dated August 20, 2004, between Deutsche Bank, acting through its London Branch and DB Advisors, and Essar**

Exhibit 3:	Assignment and Assumption Agreement, dated as of October 26, 2005, between Essar and World Focus.

Exhibit 4:	Assignment and Assumption Agreement, dated as of October 26, 2005, between Essar and World Focus.

*	Included as an exhibit to the Schedule 13D filed on November 14, 2003

**	Included as an exhibit to the Amendment No. 2 to Schedule 13D filed on September 3, 2004

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2005

WORLD FOCUS

By:	/s/ MOHANAN ANIYATH
Name:	Mohanan Aniyath
Title:	Authorised Signatory

SCHEDULE A-1

SOLE DIRECTOR OF

WORLD FOCUS

The following sets for the name, business address, title and citizenship of the sole director of World Focus. The business address of World Focus is P.O. Box 61078, Jebel Ali, Dubai, United Arab Emirates.

Name	Business Address	Title	C	Present Principal Occupation

Minimax, Ltd.	10, Frere Felix De Valois Street Port Louis Mauritius	Director	M	Holding Company